EXHIBIT (H)(12)

LICENSE AGREEMENT

This License Agreement (the "Agreement") is made and entered into as of April 28, 2006 (the "Commencement Date"), by and between Archipelago Holdings, Inc. ("ARCA"), a Delaware corporation, having an office at 100 S. Wacker St., Chicago, Illinois 60606 and North Track Funds, Inc. (the "LICENSEE"), having an office at 250 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

WHEREAS, ARCA compiles, calculates, maintains and owns rights in and to the NYSE Arca Tech 100 Index as a price-weighted index and to the proprietary data therein contained (such rights being hereinafter individually and collectively referred to as the "Index.");

WHEREAS, ARCA uses in commerce and owns or has rights to trade name and trademark rights to the designations "Archipelago®", "ARCA®", "ARCAEX®", "NYSE®", "NYSE ARCA (SM)" and "NYSE Arca Tech 100 (SM)" in connection with the Index (all the foregoing rights being hereinafter individually and collectively referred to as the "ARCA Marks.");

WHEREAS, the Index was previously known as the ArcaEx Tech 100 Index (the "Former Name");

WHEREAS, the North Track ArcaEx Tech 100 Index Fund (the "Product") is a series of open-ended investment companies that the LICENSEE seeks to replicate the performance of the Index;

WHEREAS, LICENSEE wishes to use the Index and the ARCA Marks in connection with the marketing and/or promotion of the Product and in connection with making disclosure about the Product under applicable laws, rules and regulations in order to describe the Product and indicate that ARCA is the source of the Index;

WHEREAS, LICENSEE wishes to obtain ARCA's authorization to use the Index and the ARCA Marks in connection with the Product pursuant to the terms and conditions hereinafter set forth;

WHEREAS, ARCA and LICENSEE are parties to a license agreement dated February 23, 1996 and related amendments by and between Archipelago Holdings, Inc., a successor in interest to Pacific Stock Exchange, Inc., and North Track Funds, Inc., a successor in interest to Principal Preservation Portfolio, Inc., (the "Former License Agreement") in which ARCA granted LICENSEE a license in certain rights to the Index under its Former Name; and

WHEREAS, ARCA and LICENSEE wish to replace the Former License Agreement with this Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1. Replacement of License Agreement.

Upon execution of this Agreement by LICENSEE and ARCA, but subject to Section 3 hereof, the parties agree that the Former License Agreement shall be superseded and replaced with this Agreement, and the Former License Agreement shall be deemed terminated.

2. Grant of Exclusive License.

(a) Subject to the terms and conditions of this Agreement, ARCA hereby grants to LICENSEE a nontransferable license: (i) on an exclusive basis to use the Index, including without limitation all copyright and other proprietary rights embodied therein, solely as the basis of a mutual fund to replicate the performance of the Index and solely to the extent that the Product is a series of an open-end investment company; and (ii) on a non-exclusive basis to use and refer to the ARCA Marks in connection with the marketing and promotion of the Product and in connection with making such disclosure about the Product as LICENSEE deems necessary or desirable under any applicable laws, rules or regulations. LICENSEE understands and agrees that references to the ARCA Marks shall be limited to the extent necessary to explain what the Index is . For avoidance of doubt, the foregoing license shall permit LICENSEE to use and refer to the ARCA Marks in LICENSEE's general marketing materials.

(b) The license granted by ARCA to LICENSEE pursuant to this Agreement shall include, subject to the terms and conditions of this Agreement, the grant to use the Index under any future names of the Index. However, if the Index name is changed, ARCA shall provide LICENSEE with notice at least thirty (30) days prior to the change.

(c) It is expressly agreed and understood by LICENSEE that no rights to use the Index or the ARCA Marks are granted hereunder other than those specifically described and expressly granted herein.

(d) LICENSEE shall incorporate the name of the Index into the name of the Product.

(e) LICENSEE shall not be required to obtain any additional licenses with the respect to the Product.

(f) LICENSEE agrees that its marketing materials will not be critical of or cast in a negative light ARCA, the Index, or the ARCA Marks.

3. Name of Index.

(a) Within forty five (45) days of the execution of this Agreement, LICENSEE agrees to: (i) change, or cause the name of the Product to change to the "NYSE Arca Tech 100 Index Fund;" (ii) make, give or obtain all required or necessary regulatory filings, notices or approvals regarding such name change; (iii) cease using the Former Name or any trademarks or service marks relating to the Former Name in conjunction with the Index or the Product; and (iv) no longer use or circulate any written materials, including marketing materials, regulatory filings and documentation referring to the Index or the Product (collectively "Documents"), employing the Former Name. Notwithstanding the foregoing, it is expressly understood that, after the execution of this Agreement and for no more than 90 days, LICENSEE may use such Documents as it currently holds in its inventory in connection with the Product until it can obtain replacement Documents for the Product that use the name "NYSE Arca Tech 100 Index" rather than the Former Name, provided that, all such Documents must clearly and conspicuously indicate (and wherever else as may be required by any applicable laws, rules or regulations) that the name of the Index has changed to the "NYSE Arca Tech 100 Index" and the name of the Product has changed to the "NYSE Arca Tech 100 Index Fund." LICENSEE undertakes to use commercially reasonable efforts to promptly obtain such replacement Documents upon execution of this Agreement.

(b) LICENSEE agrees that should ARCA change the name of the Index during the term of this Agreement, LICENSEE shall be obligated to take the steps described in part (a) of this Section 3, subject to the conditions set forth in part (a) of this Section 3, to reflect such name change, so long as ARCA provides LICENSEE with notice at least thirty (30) days prior to the change.

4. Term.

This Agreement shall remain in effect until terminated.

5. License Fees.

(a) LICENSEE shall pay to ARCA the license fees ("License Fees") specified in Exhibit B attached hereto and made a part hereof.

(b) During the term of this Agreement and for a period of one (1) year after its termination, ARCA or its agent shall have the right, during normal business hours and upon reasonable notice to LICENSEE, to audit on a confidential basis the relevant books and records of LICENSEE to determine that License Fees have been accurately determined. The costs of such audit shall be borne by ARCA unless it is determined that ARCA has been underpaid by the greater of five percent (5%) or $10,000; in such case, costs of the audit shall be paid by LICENSEE.

6. Termination.

(a) At any time during the term of this Agreement through December 31, 2008, either party may give the other party one (1) year's prior written notice of termination with or without cause. Thereafter at any time during the term of this Agreement, either party may give the other party one hundred and eighty (180) days prior written notice of termination with or without cause.

(b)  ARCA may terminate the exclusive license grant set forth in Section 1(a) upon ninety (90) days written notice to Licensee in the event that the value of the mutual fund assets of the Product decline below $100MM. In addition in the event that the value of the mutual fund assets of the Product decline below $100MM, LICENSEE may terminate this Agreement provided that they are also terminating the Product and not offering the same investors an alternative index within 180 days of termination.

(c) At any time during the term of this Agreement, either party may give the other sixty (60) days' prior written notice of termination if a party believes in good faith that material damage or harm is occurring to the reputation or goodwill of that party by reason of its continued performance hereunder, and such notice shall be effective on the date specified therein of such termination, unless the non-terminating party shall correct the condition causing such damage or harm within the notice period.

(d) In the case of breach of any of the material terms or conditions of this Agreement by either party, the other party may terminate this Agreement by giving sixty (60) days' prior written notice of its intent to terminate unless the breaching party shall correct such breach within the notice period.

(e) ARCA may terminate this Agreement upon sixty (60) days' prior written notice to LICENSEE if (i) ARCA is informed of the final adoption of any legislation or regulation or the issuance of any interpretation that in ARCA's reasonable judgment materially impairs ARCA's ability to license and provide the NYSE Arca Tech 100 Index and ARCA Marks under this Agreement in connection with the Product; or (ii) any litigation or regulatory proceeding regarding the Product is commenced and ARCA reasonably believes that such litigation or proceeding would have a material and adverse effect upon the ARCA Marks and NYSE Arca Tech 100 Index or upon the ability of ARCA to perform under this Agreement.

(f) ARCA shall have the right, in its sole discretion, to cease compilation and publication of the Index and, in such event, to terminate this Agreement, provided, however, that ARCA does not replace the Index or substitute another ARCA index to track the performance of the technology sector of the stock market in a substantially similar manner to the current Index. In the event that ARCA intends to discontinue the Index, ARCA shall give LICENSEE at least one (1) year's written notice prior to such discontinuance through December 31, 2008 and one hundred and eighty (180) days notice thereafter, which notice shall specify whether a replacement or substitute index will be available. In such event, LICENSEE shall have the option to use such new or substituted index under this Agreement provided LICENSEE exercises its option hereunder within sixty (60) days of receiving written notice from ARCA regarding the replacement or substitute index. Unless LICENSEE exercises such option, LICENSEE's obligations to make any further license fee payments to ARCA hereunder with respect to the discontinued Index shall terminate as of the effective date of the termination of the Index.

(g) Upon termination of this Agreement, LICENSEE shall cease marketing and selling the Product, shall cease to use the Index, the Index name and the ARCA Marks in connection therewith.

7. ARCA's Obligations.

(a) ARCA is no way obliged to engage in any marketing or promotional activities in connection with the Index or the Product or in making any representation or statement to investors or prospective investors in connection with the promotion by LICENSEE of the Product.

(b) ARCA agrees to provide reasonable support for LICENSEE's development and educational efforts with respect to the Product by responding in a timely fashion to any requests for information by LICENSEE regarding the Index and/or the ARCA Marks.

(d) ARCA or its agent shall calculate and disseminate the Index at least once each fifteen (15) seconds on each business day the New York Stock Exchange is open for business in accordance with its current procedures, which procedures may be modified by ARCA.

(e) ARCA shall promptly correct or instruct its agent to correct any mathematical errors made in the computations of the Index which are brought to ARCA's attention by LICENSEE. Nothing in this Section 7 shall give LICENSEE the right to exercise any judgment or require any changes with respect to ARCA's methods of composing, calculating or determining the Index or be deemed a modification of the provisions of Section 10 of this Agreement. ARCA absolutely reserves all rights to change the composition of the stocks making up the Index, and to change the methods by which the Index is computed. During the term of this Agreement, ARCA will make prompt announcements of any changes it makes in the stocks included in the Index and any change it makes in the method of calculating the Index.

8. Informational Materials Review.

LICENSEE shall use its best reasonable efforts to protect the goodwill and reputation of ARCA and of the ARCA Marks in connection with their use of such Marks under this Agreement. LICENSEE shall submit to ARCA for its review all advertisements, brochures and promotional and any other similar informational materials relating to the Product that in any way use or refer to ARCA, the NYSE Arca Tech 100 Index or the ARCA Marks (the "Informational Materials"). ARCA's approval shall be required only with respect to the use of and description of ARCA, the ARCA Marks, and the NYSE Arca Tech 100 Index in any Informational Material. Approval shall not be required for use of the ARCA Marks that would otherwise be permitted by law. Further, LICENSEE shall submit to ARCA for its records a copy of all SEC filings, prospectuses, and registration statements. LICENSEE shall use the ARCA Marks in accordance with the applicable ARCA guidelines provided to LICENSEE in writing. Once Informational Materials have been approved by ARCA, subsequent Informational Materials which do not alter the use or description of ARCA, ARCA Marks or the NYSE Arca Tech 100 Index need not be submitted for review and approval by ARCA.

9. Protection of Value of License.

(a) During the term of this Agreement, ARCA or its affiliates shall use its best efforts to maintain in full force and effect all federal and state registrations of the ARCA Marks. ARCA or its affiliates shall, at their own expense and sole discretion, exercise their common law and statutory rights against infringement of the ARCA Marks, copyrights and other proprietary rights insofar as such infringement conflicts with or impairs LICENSEE'S rights and privileges hereunder.

(b) LICENSEE shall cooperate with ARCA and its affiliates in the maintenance of such rights and registrations and shall take such actions and execute such instruments as ARCA or its affiliates may from time to time reasonably request, including the use by LICENSEE of the following proprietary notice when referring to the Index or the ARCA Marks in any Informational Material relating to the Product:

"Archipelago®", "ARCA®", "ARCAEX®", "NYSE®", "NYSE ARCA(SM)" and "NYSE Arca Tech 100 (SM) are trademarks of the NYSE Group, Inc. and Archipelago Holdings, Inc. and have been licensed for use by the__________________. The Product is not sponsored, endorsed, sold or promoted by Archipelago Holdings, Inc. or by NYSE Group, Inc. Neither Archipelago Holdings, Inc. nor NYSE Group, Inc. make any representation or warranty regarding the Product or the ability of the NYSE Arca Tech 100 Index to track general stock market performance."

or such similar language as may be approved in advance in writing by ARCA.

(c) In the event that ARCA is informed by LICENSEE or otherwise learns that a third-party intends to market, or is marketing to the public, an unlicensed index fund based upon the Index in violation of the rights of LICENSEE and ARCA in the Index and/or the ARCA Marks, ARCA shall use reasonable efforts to prevent and/or stop any such unlicensed third-party from offering such fund.

10. Proprietary Rights.

(a) LICENSEE acknowledges that the Index is selected, coordinated, arranged and prepared by ARCA through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by ARCA. LICENSEE also acknowledges that the Index and the ARCA Marks are the exclusive property of ARCA and its affiliates, that ARCA and its affiliates have and retain all proprietary rights therein (including, but not limited to trademarks and copyrights) and that the Index and its compilation and composition and changes therein are in the control and discretion of ARCA.

(b) ARCA and its affiliates reserve all rights with respect to the Index and the ARCA Marks except those expressly licensed to LICENSEE hereunder.

(c) Each party shall treat as confidential and shall not disclose or transmit to any third party any documentation or other written materials that are marked as "Confidential and Proprietary" by the providing party ("Confidential Information"). Each party shall abide by the provisions of the Financial Services Modernization Act of 1999 (Gramm-Leach-Bliley Act) and Regulation S-P, including regulations of the SEC and the U.S. Department of Treasury adopted thereunder, and with any other applicable state privacy laws or rules or regulations. Confidential Information shall not include (i) any information that is or becomes available to the public or to the receiving party hereunder from sources other than the providing party (provided that such source is not subject to a confidentially agreement with regard to such information) or (ii) any information that is independently developed by the receiving party without use of or reference to information from the providing party. Notwithstanding the foregoing, either party may reveal Confidential Information to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (a) approved in writing by the other party for disclosure or (b) required by law, regulatory agency or court order to be disclosed by a party, provided, if permitted by law, that prior written notice of such required disclosure is given to the other party and provided further that the providing party shall cooperate with the other party to limit the extent of such disclosure. The provisions of this Section 9(c) shall survive any termination of this Agreement.

11. Warranties; Disclaimers.

(a) ARCA represents and warrants that it is the owner of rights granted to LICENSEE herein and that the license granted herein shall not infringe any trademark, copyright or other proprietary right of any person not a party to this Agreement.

(b) LICENSEE agrees expressly to be bound by and, furthermore, to include all of the following disclaimers and limitations in any contracts executed or renewed with selling Dealers and all legal filings, shareholder reports, and white papers relating to the Product and upon reasonable request, to furnish a copy (copies) thereof to ARCA:

"The Product is not sponsored, endorsed, sold or promoted by Archipelago Holdings, Inc. ("ARCA"). ARCA makes no representation or warranty regarding the advisability of investing in securities generally, in the Product particularly, or the ability of the NYSE Arca Tech 100 Index to track general stock market performance.

ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE NYSE ARCA TECH 100 INDEX OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL ARCA HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES."

Any changes in the foregoing disclaimers and limitations must be approved in advance in writing by an authorized officer of ARCA.

(c) Each party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms and its performance does not violate any laws, regulations or agreements applicable to it.

(d) LICENSEE represents and warrants to ARCA that the Product shall at all times comply with the description in Exhibit A. If the description of the Product provided in Exhibit A shall change, LICENSEE shall provide ARCA with written notice of such change and a description of such change at least forty five (45) days prior to such change.

(e) LICENSEE represents and warrants to ARCA that the Product shall not violate any applicable law, including but not limited to banking, commodities and securities laws.

(f) LICENSEE shall use its commercially reasonable efforts to protect the goodwill and reputation of ARCA and of the ARCA Marks in connection with their use of the ARCA Marks under this Agreement.

(f) Neither party shall have any liability for lost profits or indirect, punitive, special, or consequential damages arising out of this Agreement, even if notified of the possibility of such damages. Without diminishing the disclaimers and limitations set forth in Subsection 11(b), in no event shall the cumulative liability of either party to the other under this Agreement exceed the greater of three times the average annual license fees actually paid to ARCA hereunder or $2 million dollars.

(g) The provisions of this Section 11 shall survive any termination of this Agreement.

12. Indemnification.

(a) LICENSEE shall indemnify and hold harmless ARCA its affiliates and their officers, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any third party claim, action, or proceeding that arises out of or relates to (i) any breach by LICENSEE or its agent of any of its obligations, representations or warranties under this Agreement, except insofar as it relates to a material breach by ARCA of its obligations, representations or warranties hereunder, or (ii) the Product, except insofar as the claim, action or proceeding relates to the Index or the ARCA Marks as licensed hereunder; provided, however, in any case that (a) ARCA notifies LICENSEE promptly of any such claim, action, or proceeding; and (b) ARCA grants LICENSEE control of its defense and/or settlement; and (c) ARCA cooperates with LICENSEE in defense thereof. LICENSEE shall periodically reimburse ARCA for its reasonable expenses incurred under this Section 12(a). ARCA shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action, or proceeding, without the written consent of LICENSEE without waiving the indemnity hereunder. LICENSEE, in the defense of any such claim, action, or proceeding, except with the written consent of ARCA, shall not consent to entry of any judgment or enter into any settlement which either (x) does not include, as an unconditional term, the grant by the claimant to ARCA of a release of all liabilities in respect of such claims or (y) otherwise adversely affects the rights of ARCA. This provision shall survive the termination or expiration of this Agreement.

(b) ARCA shall indemnify and hold harmless LICENSEE, its affiliates and their officers, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any third party claim, action, or proceeding that arises out of or relates to any breach by ARCA or its agent of any of its obligations, representations or warranties under this Agreement, except insofar as it relates to a material breach by LICENSEE of its obligations, representations or warranties hereunder, provided, however, in any case that (a) LICENSEE notifies ARCA promptly of any such claim, action, or proceeding; and (b) LICENSEE grants ARCA control of its defense and/or settlement; and (c) LICENSEE cooperates with ARCA in the defense thereof. ARCA shall periodically reimburse LICENSEE for its reasonable expenses incurred under this Section 12(b). LICENSEE shall have the right, at their own expense, to participate in the defense of any claim, action, or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action, or proceeding without the written consent of ARCA without waiving the indemnity hereunder. ARCA, in the defense of any such claim, action, or proceeding, except with the written consent of LICENSEE, shall not consent to entry of any judgment or enter into any settlement which either (x) does not include, as an unconditional term, the grant by the claimant to LICENSEE of a release of all liabilities in respect of such claims or (y) otherwise adversely affects the rights of LICENSEE. This provision shall survive the termination or expiration of this Agreement.

13. Suspension of Performance.

Neither ARCA nor LICENSEE shall bear responsibility or liability for any losses arising out of any delay in or interruptions of their respective performance of their obligations under this Agreement due to any act of God, act or governmental authority, act of the public enemy or due to war, the outbreak of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, or other work stoppage or slow down), severe or adverse weather conditions, communications line failure, or other similar cause beyond the reasonable control of the party so affected.

14. Other Matters.

(a) The Agreement is solely and exclusively between the parties hereto and shall not be assigned or transferred by either party, without prior written consent of the other party, and any attempt to so assign or transfer this Agreement without such written consent shall be null and void.

(b) This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous Agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements, or understandings except as provided herein.

(c) No breach, default, or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement.

(d) All notices and other communications under this Agreement shall be (i) in writing and (ii) delivered by hand, by registered or certified mail, return receipt requested, or by facsimile transmission, to the address or facsimile number set forth below or such address or facsimile number as either party shall specify by a written notice to the other. Notice shall be deemed given upon receipt when delivered by hand or facsimile or five days after mailing as described above.

Notice to ARCA:	NYSE Group, Inc.
20 Broad Street
New York, NY 10005
Attention: Lisa Dallmer

Notice to LICENSEE:	North Track Funds, Inc.
250 East Wisconsin Avenue
Milwaukee, WI 53202
Attention: David Stoeffel, President and
Chief Executive Officer
Facsimile: _______________

and

Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202
Attention: Conrad G. Goodkind

(e) This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

ARCHIPELAGO HOLDINGS, INC.

By:  /s/ Mike Carmack

Name:  Mike Carmack
(Please Print)

Title:  Vice President

NORTH TRACK FUNDS, INC.

By:  /s/ David G. Stoeffel

Name:  David G. Stoeffel
(Please Print)

Title:  President

EXHIBIT A

Description of the Product

The Product seeks a total return, before operating expenses of the Product are deducted, that replicates the total return of the Index. The Product seeks to achieve its objective primarily by investing in substantially all of the component securities included in the Index in approximately the same proportions as they are represented in the Index. However, the Product is not required to invest its assets so as to meet any specified coefficient of correlation to the Index. The Product will maintain at least 90% of its net assets in the securities that comprise the Index, except that the percentage of its assets so invested (and in any event for a period of not more than five trading days) may temporarily fall below the 90% mark if the Product receives cash inflows that it cannot invest immediately in securities that replicate the Index.

From time to time, up to 5% of the Product's total assets may be held in cash, cash equivalents or certain short-term, fixed-income securities. These investments will not perform the same as the Index. In order to achieve performance that more closely replicates the performance of the Index, the Product may invest up to 10% of its total assets in exchange-traded index futures contracts and index options. The Product is more specifically described in the currently effective Product prospectus.

EXHIBIT B

License Fees
LICENSEE shall pay ARCA Quarterly License Fees as follows:

At any time during the term of the agreement, if average daily net assets of the Product for the calendar quarter are under $100 million, a minimum fee of $11,250 per quarter is due and payable..

For the period from the effective date of this agreement, through December 31, 2008, the fees shall be:

If average daily net assets of the Product for the calendar quarter are greater than $100 million, but less than $750 million, a fee based on an annual rate of four (4) basis points (0.04%) of that quarter's average net assets of the Product.

If average daily net assets of the Product for the calendar quarter are greater than $750 million, but less than $5 billion, a fee based on an annual rate of four (4) basis points (0.04%) of $750 million, plus three (3) basis points (0.03%) of that quarter's average net assets of the Product in excess of $750 million.

If average daily net assets of Product for the calendar quarter are greater than $5 billion, a fee based on an annual rate of four (4) basis points (0.04%) of $750 million, plus three (3) basis points (0.03%) of $4.25 billion, plus two (2) basis points of that quarter's average net assets of the Product in excess of $5 billion.

For the period of December 31, 2008 through the termination date the fees shall be:

If average daily net assets of the Product for the calendar quarter are greater than $100 million, a fee based on an annual rate of four (4) basis points (0.04%) of that quarter's average net assets of the Product.

The License Fees shall be paid to ARCA within thirty (30) days after the close of each calendar quarter in which they are incurred; each such payment shall be accompanied by a statement setting forth the basis for its calculation.